Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 28, 2026

Via EDGAR Filing

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2596

National Municipal Portfolio of CEFs, Series 72

File Nos. 333-294683 and 811-03763

Dear Ms. Vroman-Lee:

This letter responds to the comments given via correspondence with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2596, filed on March 27, 2026, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the National Municipal Portfolio of CEFs, Series 72 (the “trust”).

PROSPECTUS

1.	Please supplementally confirm that it is a fundamental policy of the trust to invest at least 80% of the value of its assets in closed-end funds that investment substantially all of their assets in tax-free municipal bonds.

Response: The trust confirms that it is a fundamental policy of the trust to hold at least 80% of the value of its assets in closed-end funds that investment substantially all of their assets in tax-free municipal bonds.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren